UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             BREK ENERGY CORPORATION
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                   106786 10 6
                                 (CUSIP Number)

                                  W. King Grant
                   Vice President and Chief Financial Officer
                               Gasco Energy, Inc.
                        8 Inverness Drive East, Suite 100
                            Englewood, Colorado 80112
                                 (303) 483-0044
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 20, 2006
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------- ---------------------------------
CUSIP NO. 106786 10 6                13D                      Page 2 of 15 Pages
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    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Gasco Energy, Inc.         98-0204105
----------------------------------------------------------- --------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)      [   ]
                                                                (b)      [ X ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------------------------------------------------------- --------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [     ]
            REQUIRED PURSUANT OT ITEM 2(D) OR 2(E)

----------------------------------------------------------- --------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada
-- -----------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

                                         -0-
                                  ----   ---------------------------------------
           NUMBER OF                8    SHARED VOTING POWER
             SHARES
          BENEFICIALLY                   20,347,507(*)
            OWNED BY              ----  ----------------------------------------
              EACH                  9    SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH                    -0-
                                  ----   ---------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            20,347,507(*)
------------------------------------------------------------------ -------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
            EXCLUDES CERTAIN SHARES
------------------------------------------------------------------ -------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33% (*)
------------------------------------------------------------------ -------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(*) As to limited matters described in this Schedule 13D. Calculated base on 61,098,090 shares of Brek Common Stock outstanding as of September 20, 2006, as represented by Brek in the Merger Agreement. These shares are subject to the Voting Agreement described herein. See Item 5 below.

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



Item 1. Security and Issuer.

         This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $0.001 par value per share ("Brek Common Stock") of Brek Energy Corporation, a Nevada corporation ("Brek"). The principal executive offices of Brek are located at 346 Kensington High Street, London, W14 8NS, United Kingdom.

Item 2. Identity and Background.

         This statement is filed by Gasco Energy, Inc., a Nevada corporation ("Gasco").

         Gasco is a natural gas and petroleum exploitation, development and production company engaged in locating and developing hydrocarbon resources, primarily in the Rocky Mountain region. Gasco's principal business is the acquisition of leasehold interests in petroleum and natural gas rights, either directly or indirectly, and the exploitation and development of properties subject to these leases.

         Gasco's principal business and executive offices are located at 8 Inverness Drive East, Building H, Suite 100, Englewood, Colorado 80112.

         Annex A attached to this Schedule 13D contains the following information concerning each director and executive officer of Gasco: (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of Gasco, each of the persons named on Annex A (the "Annex A Persons") is a United States citizen. During the last five years, neither Gasco nor any of the Annex A Persons (to the knowledge of Gasco) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds of Other Consideration.

         No shares of Brek Common Stock will be purchased pursuant to the Voting Agreement. Gasco may be deemed to have obtained beneficial ownership of Brek Common Stock pursuant to the Voting Agreement described below based on the Stockholder's agreement to vote the covered shares as directed by the Voting Agreement.

         On September 20, 2006, Gasco entered into a voting agreement (the "Voting Agreement") with each of Richard N. Jeffs, Gregory Pek, Ian Robinson, Michael L. Nazmack, Eugene Sweeney and Shawne Malone (the "Stockholders"). The Stockholders entered into the Voting Agreement as an inducement for Gasco to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. Gasco has not paid additional consideration to the Stockholders or Brek in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction.

         (a) - (j) On September 20, 2006, Gasco, Gasco Acquisition, Inc., a Nevada corporation and wholly owned subsidiary of Gasco ("Merger Sub"), and Brek entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Gasco will acquire Brek in a stock transaction.

         Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Brek (the "Merger"), and Brek will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Gasco. The transactions contemplated by the Merger Agreement are intended, for Federal income tax purposes, to qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended.

         Gasco has agreed to issue an aggregate of 11 million shares of its common stock in exchange for all outstanding shares of common stock of Brek as of the closing of the Merger, calculated on a fully diluted basis.

         Gasco entered into the Voting Agreement in connection with the Merger Agreement. Pursuant to the Voting Agreement, each of the Stockholders has agreed to vote all of the Brek Common Stock beneficially owned by such Stockholder

(collectively, the "Voting Shares") at any meeting of the stockholders of the Brek, and in connection with any written action by consent of stockholders of Brek, unless otherwise directed in writing by Gasco, (a) in favor the adoption of the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement, and in favor of any action in furtherance of any of the foregoing; and (b) against any action or agreement that Gasco has advised
Stockholder   in  writing  in   advance   would   result  in  a  breach  of  any
representation,   warranty,  covenant  or  obligation  of  Brek  in  the  Merger
Agreement.

         In addition to the other covenants and agreements of the Stockholders provided for in the Voting Agreement, from the date of execution of the Voting Agreement until the first to occur of the consummation of the Merger or the termination of the Voting Agreement or the Merger Agreement, each of the Stockholders has agreed (A) not to (i) directly or indirectly, sell, pledge, encumber, grant an option with respect to, transfer or dispose of any Voting
Shares to any person (other than Gasco, any subsidiary of Gasco or any person party to the Voting Agreement), (ii) enter into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of any Voting Shares or any interest therein to any person (other than Gasco, any subsidiary of Gasco or any person party to the Voting Agreement), or (iii) reduce such person's beneficial ownership of, or interest in, the Voting Shares (each of the foregoing a "Transfer"); (B) to use commercially reasonable efforts not to permit any Transfer of any of its Voting Shares to be effected, except in connection with the Merger, unless the transferee agrees in writing to be bound by the terms of the Voting Agreement; and (C) not to (a) deposit any Voting Shares into a voting trust or (b) except for the Voting Agreement, grant proxy (revocable or irrevocable) or power of attorney or enter into any voting agreement or similar agreement, with respect to any Voting Shares.

         The foregoing summaries of the Merger Agreement and the Voting Agreement are summaries only and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, each of which is being filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

         The purpose of the transactions contemplated by the Merger Agreement is for Gasco to acquire control of Brek. A condition precedent to the consummation of the Merger is the shall cause certain subsidiaries of Brek that do not hold interests in oil and gas properties in either Utah, Wyoming or California to either distributed to Brek's shareholders, transferred to a third party or liquidated. Upon consummation of such transactions, Brek will become a wholly owned subsidiary of Gasco, the shares of Brek Common Stock will cease to be freely traded, Brek Common Stock will be de-registered under the Securities Act of 1933, as amended, and Gasco will control the board of directors of Brek and will make such other changes in the charter, bylaws, capitalization, management and business of Brek as may be appropriate in Gasco's judgment.

         Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 3 and Item 4 and Rows (11) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.

         (a)-(b) Prior to September 20, 2006, Gasco was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Brek Common Stock. Upon execution of the Voting Agreement, Gasco may be deemed to have acquired sole voting power (for the sole purposes described in the Voting Agreement) with respect to, and to that extent only, beneficial ownership of, shares of Brek Common Stock beneficially owned by each of the Stockholders. Based on representations made by the Stockholders, the Stockholders beneficially own 20,347,507 shares of Brek Common Stock (including options and warrants to acquire an aggregate of 5,065,278 shares of Brek Common Stock) constituting approximately 33% of the total issued and outstanding shares of Brek Common Stock (based on 61,098,090 shares of Brek Common Stock outstanding as of September 20, 2006, as represented by Brek in the Merger Agreement).

         Marc A. Bruner, Gasco's Chairman of the Board holds options to acquire 30,000 shares of Brek Common Stock, which expire on October 31, 2006, constituting .05% of the total issued and outstanding shares of Brek Common Stock (based on 61,098,090 shares of Brek Common Stock outstanding as of September 20, 2006, as represented by Brek in the Merger Agreement). Mr. Bruner has sole power to vote and dispose of such shares. Except as disclosed in this
Item 5, the Reporting Person does not and, to the best of its knowledge, none of the directors or executive officers of Gasco, beneficially owns any shares of Brek Common Stock.

         (c) Neither Gasco nor, to the knowledge of Gasco, any person named in Annex A, has effected any transaction in Brek Common Stock during the past 60 days.

         (d) To Brek's knowledge, each Stockholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Brek Common Stock owned by such Stockholder and reported by this statement.

         (e) Not applicable.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 5 are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and are hereby incorporated herein in their entirety.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Gasco, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Brek, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

   Exhibit No.                  Description

     99.1 Agreement and Plan of Merger, dated as of September 20, 2006, by and among Gasco Energy, Inc., Gasco Acquisition, Inc. and Brek Energy
          Corporation (incorporated herein by reference to Exhibit 2.1 to Gasco's Current Report on Form 8-K, dated September 20, 2006.)

     99.2 Voting Agreement, dated as of September 20, 2006, by and among Gasco Energy, Inc. and each of Richard N. Jeffs, Gregory Pek, Ian Robinson, Michael L. Nazmack, Eugene Sweeney and Shawne Malone (incorporated herein by reference to Exhibit 4.1 to Gasco's Current Report on Form 8-K, dated September 20, 2006.)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2006

                              GASCO ENERGY, INC.

                              By:      /s/ W. King Grant
                                       -----------------------------------
                              Name:  W. King Grant
                              Title: Executive Vice President and
                                       Chief Financial Officer

                                     ANNEX A



Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of Gasco Energy, Inc. The name of each person who is a director of is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 8 Inverness Drive East, Building H, Suite 100, Englewood, Colorado 80112.

             Executive Officers and Directors of Gasco Energy, Inc.

Name and Business Address            Principal Occupation or Employment

Marc A. Bruner*                      Chairman of the Board of Directors  and
Falcon Oil & Gas Ltd.                Strategic  Consultant of Gasco Energy, Inc.
1875 Lawrence Street
Suite 1400,
Denver, CO  80202

Richard J. Burgess*                  Retired;  Former  President  and CEO of
                                     NOMECO,  predecessor  to CMS Oil and Gas
                                     Company, a wholly-owned subsidiary of CMS
                                     Energy Corporation



Charles B. Crowell*                  Attorney - Private Practice
503 University Tower
6440 N.Central Expressway
Dallas, TX  75206

Mark A. Erickson*                    Chief Executive Officer and President of
                                     Gasco Energy, Inc.


Richard S. Langdon*                  President and Chief Executive Officer of
Matris Exploration Company           Matris Exploration Company, L.P.
2202 Timberloch Pl., Suite 219
Woodlands, TX  77380

Carmen J. (Tony) Lotito*             Executive Vice President,  Chief  Financial
Petrohunter                          Officer,  Secretary,  Treasurer and
1875 Lawrence Street                 director of GSL Energy Corporation
Suite 1400
Denver, CO  80202

John A.  Schmit*                     Manager of Crestview Capital Partners, LLC
Crestview Capital Partners
2626 Cole Avenue, Ste.400
Dallas, TX  75204

Carl Stadelhofer*                    Partner  with  the  law  firm  of
RKS                                  Rinderknecht  Klein  &  Stadelhofer,
Beethovenstrasse 7                   Zurich,Switzerland
PO Box 2755
8022 Zurich, Switzerland

Michael K. Decker                    Executive Vice President and Chief
                                     Operating Officer
W. King Grant                        Executive Vice President and Chief
                                     Financial Officer


Each of the foregoing persons is a United States citizen.



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